SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D**

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Torchlight Energy Resources, Inc.
 (Name of Issuer)

Common Stock, $0.001 Per Share Par Value
(Title of Class of Securities)

89102U103
(Cusip Number)

Greg McCabe
500 West Texas Ave., Suite 890
Midland, Texas 79701
432-684-0018
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 18, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d‑1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares of stock reported herein with respect to Greg McCabe is 17,648,390, which constitutes approximately 17.09% of the 103,257,253 shares deemed outstanding with respect to Mr. McCabe pursuant to Rule 13d-3(d)(1)(i) under the Act.  The total number of shares of stock reported herein with respect to G Mc Exploration, LLC is 884,055, which constitutes approximately 0.89% of the 99,257,253 shares deemed outstanding with respect to G Mc Exploration, LLC pursuant to Rule 13d-3(d)(1)(i) under the Act.  The total number of shares of stock reported herein with respect to McCabe Petroleum Corporation is 6,500,000, which constitutes approximately 6.30% of the 103,170,297 shares deemed outstanding with respect to McCabe Petroleum Corporation pursuant to Rule 13d-3(d)(1)(i) under the Act.  Unless otherwise stated, all ownership percentages set forth herein assume that there are 103,257,253 shares outstanding with respect to Mr. McCabe, 99,257,253 shares outstanding with respect to G Mc Exploration, LLC and 103,170,297 shares outstanding with respect to McCabe Petroleum Corporation.

CUSIP No. 89102U103 13D Page 2 of __ Pages

1. Name of Reporting Person:

Greg McCabe

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: PF (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: United States citizen

7. Sole Voting Power:  16,764,335(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  884,055(2)
Owned By
Each
Reporting 9. Sole Dispositive Power:  16,764,335(1)
Person
With
10. Shared Dispositive Power:  884,055(2)

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

17,648,390(3)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  17.09%

14. Type of Reporting Person: IN
-----------------
(1)  Includes 2,500,000 shares issued to MPC, which is wholly-owned by McCabe, and 4,000,000 shares potentially issuable to McCabe Petroleum Corporation (“MPC”) upon conversation of a 6% convertible note issued to MPC.
(2)  McCabe may be deemed to have shared voting and shared dispositive power over 797,099 shares owned of record by GME and 86,956 shares issuable upon exercise of warrants held by GME, in each case based on his ownership of 50% of the outstanding membership interests of GME.
(3)  Includes 797,099 shares owned of record by GME, 86,956 shares issuable upon exercise of warrants issued to GME, 2,500,000 shares owned of record by MPC and 4,000,000 shares potentially issuable to MPC upon conversion of a 6% convertible note. McCabe may be deemed to have beneficial ownership of such shares based on his ownership of 50% of the outstanding membership interests of GME and 100% of the outstanding capital stock of MPC.

CUSIP No. 89102U103 13D Page 3 of __ Pages

1. Name of Reporting Person:

G Mc Exploration, LLC

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  884,055(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  884,055(1)
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

884,055(1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11): 0.89%

14. Type of Reporting Person: OO
-----------------
(1)  Includes 86,956 shares issuable upon exercise of warrants issued to GME.

CUSIP No. 89102U103 13D Page 4 of __ Pages

1. Name of Reporting Person:

McCabe Petroleum Corporation

2. Check the Appropriate Box if a Member of a Group:

(a) / X /

(b) / /

3. SEC Use Only

4. Source of Funds: OO (See Item 3)

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

/   /

6. Citizenship or Place of Organization: Texas

7. Sole Voting Power:  6,500,000(1)
Number of
Shares
Beneficially 8. Shared Voting Power:  0
Owned By
Each
Reporting 9. Sole Dispositive Power:  6,500,000(1)
Person
With
10. Shared Dispositive Power:  0

11. Aggregate Amount Beneficially Owned by Each Reporting Person:

6,500,000(1)

12. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

/   /

13. Percent of Class Represented by Amount in Row (11):  6.30%

14. Type of Reporting Person: CO
-----------------
 (1)  Includes 2,500,000 shares issued to MPC, which is wholly-owned by McCabe, and 4,000,000 shares potentially issuably to MPC upon conversation of a 6% convertible note issued to MPC.

     Pursuant to Rule 13d‑2(a) under the Securities Exchange Act of 1934, as amended (the “Act”), the undersigned hereby amend and supplement the Schedule 13D Statement filed by the undersigned on May 27, 2015 (as amended by that certain Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on June 11, 2015, that certain Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on April 12, 2017, and that certain Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on December 11, 2017 the “Schedule 13D”), relating to the common stock, par value $0.001 per share (the “Stock”), of Torchlight Energy Resources, Inc. (the “Issuer”), to update certain information with respect to contracts entered into by certain of the undersigned related to certain securities of the Issuer. Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13D.

6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following paragraphs to the end of Item 6:

On September 18, 2020, McCabe Petroleum Corporation (“MPC”) loaned Issuer $1,500,000, evidenced by a 6% Secured Convertible Promissory Note (the “Initial Note”), as amended by that certain Amendment to Promissory Note dated as of September 22, 2020 (the “Note Amendment” and, collectively, the “MPC Note”). The note bears interest at the rate of 6% per annum and provides for payment of the principal amount along with all accrued and unpaid interest in one lump sum payment on its maturity date of May 10, 2021. In connection with the proposed business combination transaction between Issuer and Metamaterial Inc., an Ontario business corporation headquartered in Nova Scotia, Canada (“Metamaterial”), the MPC Note provides the following requirements on the use of proceeds of the loan as follows: (i) the Issuer will lend $500,000 to Metamaterial pursuant to an 8% Unsecured Convertible Promissory Note (the “Metamaterial Note”); (ii) the Issuer will retain and use $500,000 for general corporate purposes, including without limitation, expenses incurred in connection with the proposed business combination transaction with Metamaterial; and (iii) Issuer will deposit $500,000 into an escrow account, to be held in escrow. If Issuer and Metamaterial enter into a definitive agreement by the later of November 2, 2020 or such later date that is agreed to by Issuer and Metamaterial in writing, the $500,000 from the escrow account will be released to Issuer and Issuer will lend this amount to Metamaterial pursuant to another convertible promissory note (the “Second Metamaterial Note”). If Issuer does not enter into a definitive agreement by the later of November 2, 2020 or such later date that is agreed to by Issuer and Metamaterial in writing, the $500,000 from this escrow account will be released back to MPC and deducted from the principal amount outstanding under the MPC Note.

The MPC Note is secured by Issuer’s pledge of the Metamaterial Note and the Second Metamaterial Note (if issued). If Issuer and Metamaterial do not enter into a definitive agreement by the later of November 2, 2020 or such later date that is agreed to by Issuer and Metamaterial in writing, then promptly after that date, Issuer will assign to MPC the Metamaterial Note in full repayment and discharge of $500,000 (plus accrued and unpaid interested on the Metamaterial Note) of the principal amount of the MPC Note, and the remaining $500,000 (less accrued and unpaid interested on the Metamaterial Note) of the principal amount, plus all unpaid interest accrued under the MPC Note, will remain subject to the MPC Note. If a definitive agreement is entered into by the later of November 2, 2020 or such later date that is agreed to in writing Issuer and Metamaterial, but the proposed business combination transaction is terminated prior to closing or otherwise does not close by the maturity date of the MPC Note, then Issuer will assign to MPC both the Metamaterial Note and Second Metamaterial Note in full repayment and discharge of $1,000,000 (plus accrued and unpaid interested on the Metamaterial Note and Second Metamaterial Note) of the principal amount of the MPC Note, and the remaining $500,000 (less accrued and unpaid interested on the Metamaterial Note and Second Metamaterial Note) of the principal amount, plus all unpaid interest accrued under the MPC Note, will remain subject to the MPC Note.

The MPC Note also provides that if (i) Issuer and Metamaterial do not enter into a definitive agreement by the later of November 2, 2020 or such later date that is agreed to in writing by Issuer and Metamaterial, or (ii) Issuer and Metamaterial enter into a definitive agreement but the proposed transaction is terminated prior to closing or otherwise does not close by the maturity date of the MPC Note, then at such time and until the maturity date, MPC will have the right, at its option, to convert up to $500,000 of the remaining principal amount of the MPC Note, plus all unpaid interest accrued under the MPC Note, into shares of Issuer common stock at a conversion price of $0.375 per share. Additionally, if the proposed transaction with Metamaterial closes, all principal and interest under the MPC Note will automatically convert into shares of Issuer common stock at $0.375 per share.

The foregoing descriptions of the MPC Note does not purport to be complete and is qualified in its entirety by the actual text of the Initial Note and the Note Amendment, copies of which are attached hereto as Exhibits 99.11 and 99.12, respectively.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Item 7 is hereby amended by adding the following:

Exhibit 99.11 – 6% Secured Convertible Promissory Note, dated as of September 18, 2020, made by Issuer for the benefit of MPC in the principle amount of One Million Five Hundred Thousand Dollars.

Exhibit 99.12 – Amendment to Promissory Note, dated as of September 22, 2020, by and between Issuer and MPC.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 12, 2020

/s/ Greg McCabe

G MC EXPLORATION, LLC

By:/s/ Greg McCabe
Name:  Greg McCabe
Title:  President

MCCABE PETROLEUM CORPORATION

By:/s/ Greg McCabe
Name:  Greg McCabe
Title:  President